EXHIBIT 99.1

O2Micro Reports Fourth Quarter and Yearly 2017 Financial Results

GEORGE TOWN, Grand Cayman, Jan. 31, 2018 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  Q4 2017 results were within the range of guidance provided in November 2017.

  Fiscal 2017 revenue increased 6.4% over fiscal 2016.

  GAAP net loss per ADS in the fourth quarter of 2017 was 7 cents, with non-GAAP net loss of 6 cents per ADS.

  Due to market seasonality, revenue in Q1 2018 is expected to range between -2% and -8% compared to Q4 2017.

  We remain optimistic about our growth drivers including backlighting, battery management and power products.

O2Micro® International Limited (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the fourth quarter and year ending December 31, 2017.

Financial Highlights for the Fourth Quarter and Fiscal Year ending December 31, 2017:
O2Micro International Limited (“Company”) reported yearly revenue of $60.2 million, a 6.4% increase over 2016. Fourth quarter 2017 revenue was $15.2 million which was down 2% sequentially and down 4.3% from the same quarter in the previous year. The gross margin in the fourth quarter of 2017 was 50.5%, which was up from 50.3% in the prior quarter, and down from 54.1% in the fourth quarter of 2016. The gross margin remains in our target range and varies primarily with the quarterly revenue and product mix. During the fourth quarter of 2017, the Company recorded total GAAP operating expenses of $9.4 million, compared to $9.5 million in the third quarter of 2017, and $9.0 million in the year-ago Q4 period. The GAAP operating margins for the fourth quarter of 2017, the third quarter of 2017, and fourth quarter of 2016 were (11.5%), (11.1%), and (2.4%), respectively.

Q4 2017 GAAP net loss was $1.9 million. This compares to a GAAP net loss of $1.4 million in the third quarter of 2017 and a GAAP net income of $12,000 in Q4 2016. GAAP net loss per fully diluted ADS was $0.07 in Q4 2017. This compares to a GAAP net loss per fully diluted ADS of $0.05 in Q3 2017 and a GAAP net income per fully diluted ADS of $0.00 in Q4 2016.

Yearly GAAP net loss was $6.1 million in 2017. GAAP net loss in 2016 was $3.0 million including a $2.7 million one-time gain. GAAP net loss per fully diluted ADS was $0.24 in 2017. This compares to a GAAP net loss of per fully diluted ADS of $0.12 in 2016.

Supplementary Data:
The Company ended the fourth quarter of 2017 with $46.1 million in unrestricted cash and short-term investments or $1.80 per outstanding ADS. The accounts receivable balance was $9.2 million and represented 54 days sales outstanding at the end of Q4 2017. Inventory was $9.3 million or 119 days and turned over 3 times during Q4 2017. As of December 31, 2017, the Company had $58.7 million in working capital and the book value was $76.6 million, or $2.98 per outstanding ADS. As of December 31, 2017, O2Micro International Limited had a total of 372 employees worldwide, including 228 engineers.

Management Commentary:
“Our first quarter of 2018 revenue guidance reflects continuing design activities in the growth drivers of the consumer and industrial markets. We are pleased with our continued acceptance our technology including high end backlighting for the TV, power tools, household appliances, and automotive, despite the current dynamic market,” said Sterling Du, O2Micro’s Chairman and CEO. “We believe our solutions for these product segments will continue to contribute to our top-line growth in upcoming quarters and lead O2Micro back to long term profitability.”

Conference Call:
O2Micro will hold its fourth quarter conference call today, January 31st, 2018, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference ID: 3027751
Participants, Int'l Toll: 719-325-2370
Participants, US/CAN: 800-967-7134

The Call-in Audio Replay will be available from January 31st, 2018 12:00 Eastern Time (US & Canada) through February 7th, 2018 12:00 Eastern Time (US & Canada)
https://event.mymeetingroom.com/Public/WebRegistration/Y29uZmVyZW5jZUlkPTE3MTA4OTYmdHlwZT1yZXBsYXkmbGFuZ3VhZ2U9ZW5nbGlzaA==

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management, and Power Management. The Company maintains offices worldwide. Additional Company and product information can be found on the Company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)	(audited)

NET SALES	$15,217	$15,909	$60,205	$56,561

COST OF SALES	7,525	7,302	29,426	27,317

GROSS PROFIT	7,692	8,607	30,779	29,244

OPERATING EXPENSES
Research and development (1)	4,774	4,118	17,989	15,645
Selling, general and administrative (1)	4,673	4,866	19,047	19,481
Litigation income	-	-	(19)	(23)
Total Operating Expenses	9,447	8,984	37,017	35,103

LOSS FROM OPERATIONS	(1,755)	(377)	(6,238)	(5,859)

NON-OPERATING INCOME
Interest income	87	77	344	301
Foreign exchange (loss) gain – net	(84)	367	53	63
Gain on sale of real estate	-	-	-	1,725
Gain on sale of long-term investments	-	-	20	948
Other – net	202	283	686	894
Total Non-operating Income	205	727	1,103	3,931

INCOME (LOSS) BEFORE INCOME TAX	(1,550)	350	(5,135)	(1,928)

INCOME TAX EXPENSE	329	338	1,010	1,058

NET INCOME (LOSS)	(1,879)	12	(6,145)	(2,986)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	319	(905)	984	(397)
Unrealized (loss) gain on available-for-sale securities	-	-	(1)	1
Unrealized pension loss	(63)	(14)	(61)	(13)
Total Other Comprehensive Income (Loss)	256	(919)	922	(409)

COMPREHENSIVE LOSS	$(1,623)	$(907)	$(5,223)	$(3,395)

EARNINGS (LOSS) PER ADS
Basic	$(0.07)	$-	$(0.24)	$(0.12)
Diluted	$(0.07)	$-	$(0.24)	$(0.12)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	25,696	25,592	25,780	25,643
Diluted (in thousands)	25,696	26,050	25,780	25,643

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$53	$52	$221	$231
Selling, general and administrative	$335	$320	$1,368	$1,375

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	December 31,	December 31,
	2017	2016
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$28,520	$31,332
Restricted cash	35	32
Short-term investments	17,601	21,532
Accounts receivable – net	9,184	7,205
Inventories	9,330	9,275
Prepaid expenses and other current assets	1,245	1,106
Total Current Assets	65,915	70,482

LONG-TERM INVESTMENTS	3,112	4,253

PROPERTY AND EQUIPMENT – NET	13,755	13,736

OTHER ASSETS	2,300	2,218

TOTAL ASSETS	$85,082	$90,689

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$2,460	$4,329
Income tax payable	341	180
Accrued expenses and other current liabilities	4,379	4,102
Total Current Liabilities	7,180	8,611

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	355	281
Deferred income tax liabilities	906	930
Other liabilities	86	83
Total Other Long-Term Liabilities	1,347	1,294

Total Liabilities	8,527	9,905

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of December 31, 2017 and 2016, respectively Outstanding –1,284,146,100 and 1,279,124,900 shares as of December 31, 2017 and 2016, respectively	33	33
Additional paid-in capital	142,946	142,738
Accumulated deficits	(47,517)	(41,372)
Accumulated other comprehensive income	5,337	4,415
Treasury stock – 384,890,500 and 389,911,700 shares as of December 31, 2017 and 2016, respectively	(24,244)	(25,030)
Total Shareholders’ Equity	76,555	80,784

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$85,082	$90,689

Contact Information:
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email: ir@o2micro.com